FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

December 30, 2005

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

MTS CONSOLIDATES OWNERSHIP

IN ITS SUBSIDIARY IN CENTRAL RUSSIA

Moscow, Russian Federation – December 30, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has acquired the remaining 46.1% share of ReCom, a mobile phone operator in the Central part of Russia.

In line with the Company’s strategy of consolidating ownership in its subsidiaries, MTS has purchased an additional 46.1% stake in ReCom from local private firms for $110 million. Previously MTS owned 53.9% of ReCom; as a result of this transaction, MTS’ ownership in the company increases to 100%.

ReCom is a GSM-900/1800 mobile phone operator in six regions of Russia(1) with a total population of 8.6 million. The company’s subscriber base currently totals 2.7 million. For the first nine months of 2005, the company’s revenues amounted to $92.9 million, operating income totalled $29.5 million(2), and net income was $11.8 million. The company’s net debt as of September 30, 2005, amounted to $4.9 million.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 223-20-25
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 54.1 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Kyrgyzstan, Ukraine, and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 238.2 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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(1)  The regions where ReCom is operational are Belgorod, Bryansk, Voronezh, Kursk, Lipetsk and Orel.

(2)  Amortization and depreciation amounted to $15.1 million for the first nine months of 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
Name: Vassily Sidorov
Title: President/CEO

Date:  December 30, 2005